January 20, 2023

Via EDGAR and Email

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Selina Hospitality PLC

Registration Statement on Form F-1

Filed November 30, 2022

File No. 333-268587

Dear Sir or Madam:

On behalf of our client, Selina Hospitality PLC (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 22, 2022, relating to the Company’s filing of the Registration Statement on Form F-1 (the “Form F-1”) filed with the Commission by the Company on November 30, 2022 (the “Registration Statement”). Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed with the Commission contemporaneously with the submission of this letter.

Please note set forth below are based upon information provided by the Company. For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. The page numbers in the italicized captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

January 20, 2023

General

1.

Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Please highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, include appropriate risk factor disclosure.

Response: The Company has revised Amendment No. 1 on pages 5-6, 37-38, and 40-44 in response to the Staff’s comment.

Cover Page

2.	For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities.

Response: The Company has revised the cover page and pages 40-44 in Amendment No. 1 in response to the Staff’s comment.

3.

Please clarify your disclosure in the fifth paragraph by specifically disclosing the exercise price of the warrants compared to the market price of the underlying security. As the warrants are currently out of the money, disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund or operations on a prospective basis with your current cash on hand.

Response: The Company has revised the cover page and pages 5-6, 37, 50, and 87-88 in Amendment No. 1 in response to the Staff’s comment.

4.

We note the significant number of redemptions of the BOA Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please disclose whether the shares being registered for resale were purchased by the selling securityholders for

U.S. Securities and Exchange Commission

January 20, 2023

prices below the current market price of the Ordinary Shares and describe the negative impact sales of these shares could have on the public trading price of the Ordinary Shares.

Response: The Company has revised the cover page in Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 10

5.

Please revise your risk factor on page 35 clarifying the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response: The Company has revised page 37 in Amendment No. 1 in response to the Staff’s comment.

6.

You state on page 41 that “[f]uture resales of Ordinary Shares and/or Warrants may cause the market price of such securities to drop significantly . . . .” This statement should be updated given that this prospectus is facilitating those sales.

Response: The Company has revised pages 44-45 in Amendment No. 1 in response to the Staff’s comment.

MD&A, page 64

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrant because of the disparity between the exercise price of the warrants and the current trading price of the Ordinary Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company has revised pages 87-88 in Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

January 20, 2023

Thank you for your prompt attention to the Company’s response to the Staff’s comments. Please contact me at +44.20.3201.5597 or Benjamin Stein at +1.617.341.7775 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Tomasz Wozniak

Tomasz Wozniak
Morgan, Lewis & Bockius UK LLP

cc:	Rafael Museri, Selina Hospitality PLC

Jon Grech, Selina Hospitality PLC